Exhibit 99.1

General Meeting to be held on

June 28, 2018 and Availability of Related Materials

Lyon (France), June 7, 2018 - ERYTECH Pharma (Euronext Paris: ERYP – Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases based on its proprietary ERYCAPS platform, encapsulating therapeutic drug substances inside red blood cells, today announced the availability of documents for its Annual General Meeting, to be held on June 28, 2018.

ERYTECH shareholders are hereby informed of the Annual General Meeting, which will take place on June 28, 2018 at 10:00 AM CET at the Château de Montchat, 51 rue Charles Richard, Place du Château, 69003 Lyon, France.

The meeting and convening notice/agenda, draft resolutions, as well as instructions to participate and vote for the Annual General Meeting was announced in the published, French official legal announcement publication “Bulletin des Annonces Légales Obligatoires” (BALO) N°62 of May 23, 2018 and in “l’ESSOR” n# 3733 on May 25, 2018.

Pursuant to applicable French laws and regulations, the preparatory documents and information for the Annual General Meeting are available and posted on the Company’s website www.erytech.com, under the “Investors” section within the “Shareholders Meeting” sub-category.

About ERYTECH: www.erytech.com

Founded in Lyon, France in 2004, ERYTECH is a clinical-stage biopharmaceutical company developing innovative therapies for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, which uses a novel technology to encapsulate therapeutic drug substances inside red blood cells, ERYTECH has developed a pipeline of product candidates targeting markets with high unmet medical needs. ERYTECH’s initial focus is on the development of products that target the altered amino acid metabolism of cancer cells, depriving them of nutrients necessary for their survival.

The Company’s lead product, eryaspase, also known under the trade name GRASPA®, consists of an enzyme, L-asparaginase, encapsulated inside donor-derived red blood cells. L-asparaginase depletes asparagine, a naturally occurring amino acid essential for the survival and proliferation of cancer cells. L-asparaginase has been a standard component of multi-agent chemotherapy for the treatment of pediatric acute lymphoblastic leukemia (ALL), but side effects limit treatment compliance, especially in adults and patients with weak performance status.

Eryaspase demonstrated positive efficacy and safety results in various clinical trials in ALL, including in a Phase 2 study in patients over 55 years of age and in a Phase 2/3 trial in relapsed or refractory ALL patients, as well as in pancreatic cancer, where it achieved positive results in a Phase 2b trial of second-line treatment of patients with metastatic pancreatic cancer. ERYTECH is preparing for the launch of a pivotal Phase 3 clinical trial in second line pancreatic cancer and Phase 2 trials in first line pancreatic cancer and triple-negative breast cancer.

ERYTECH produces eryaspase at its own GMP-approved and operational manufacturing site in Lyon (France), and at a site for clinical production in Philadelphia (USA). ERYTECH has entered into licensing and distribution partnership agreements for eryaspase for ALL and AML in Europe with Orphan Europe (Recordati Group), and for ALL in Israel with TEVA, which will market the product under the GRASPA® brand name. The European Medicines Agency (EMA) and the U.S. Food and Drug Administration (FDA) have granted orphan drug designations for eryaspase for the treatment of ALL, AML and pancreatic cancer.

In addition to eryaspase, ERYTECH is developing erymethionase, methionine-g-lyase encapsulated in red blood cells, to target cancer cells’ amino acid metabolism and induce tumor starvation. ERYTECH is also exploring the use of its ERYCAPS platform for developing cancer immunotherapies (ERYMMUNE) and enzyme replacement therapies (ERYZYME).

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Naomi Eichenbaum Director Investor Relations	NewCap Julien Perez Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 +1 917 312 5151 naomi.eichenbaum@erytech.com	+33 1 44 71 98 52 ERYTECH@newcap.eu

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